UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Mirant Corporation

(Name of Subject Company (issuer))

Mirant Corporation, as issuer

(Name of Filing Person (identifying status as offeror, issuer or other person))

7.4% Senior Notes due 2004

2.5% Convertible Senior Debentures due 2021
(Titles of Classes of Securities)

842815-AC-6 (Senior Notes)

604675-AB-4 (Convertible Senior Debentures)
(CUSIP Numbers of Classes of Securities)

Douglas L. Miller, Esq.

Senior Vice President and General Counsel
Mirant Corporation
1155 Perimeter Center West
Suite 100
Atlanta, Georgia 30338
678-579-5000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copy to:

J. Gregory Milmoe, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:

           Form or Registration No.:
           Date Filed:
           Filing Party:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

           ☐ third-party tender offer subject to Rule 14d-1.

           ☒ issuer tender offer subject to Rule 13e-4.
           ☐ going-private transaction subject to Rule 13e-3.
           ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

      This Amendment No. 1 to Schedule TO relates to the offers by Mirant Corporation, a Delaware corporation (“Mirant”), (i) to exchange (the “Senior Notes Exchange Offer”) $1,000 principal amount of Mirant’s 7.5% Senior Secured Notes due 2008 (the “New Secured Notes”) for each $1,000 principal amount of Mirant’s currently outstanding 7.4% Senior Notes due 2004 (CUSIP Nos. 842815-AC-6) (the “Senior Notes”), and (ii) to exchange (the “Convertible Senior Debentures Exchange Offer,” and together with the Senior Notes Exchange Offer, the “Exchange Offers”) $1,000 principal amount of New Secured Notes for each $1,000 principal amount of Mirant’s currently outstanding 2.5% Convertible Senior Debentures due 2021 (CUSIP Nos. 604675-AB-4) (the “Convertible Senior Debentures,” and together with the Senior Notes, the “Exchange Offer Securities”).

Item 4.     Terms of the Transaction.

      There are no changes to the consideration being offered to the Noteholders in exchange for their Exchange Offer Securities. The Amended Offering Circular and Disclosure Statement solicits acceptances of the Plan of Reorganization from the Mirant Bank Lenders, describes certain changes to the proposed Mirant Secured Credit Facility and MAG Secured Credit Facility and contains certain supplemental information.

Item 12.     Exhibits.

(a)(1)(A)	Amended Offering Circular and Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization dated June 20, 2003.(1)

(1)	Filed herewith.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ J. WILLIAM HOLDEN III

Name: J. William Holden III
Title: Senior Vice President and Treasurer

Date: June 20, 2003

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